INITIAL CAPITAL AGREEMENT

June 1, 2012

Ultimus Managers Trust
225 Pictoria Drive
Suite 450
Cincinnati, Ohio 45246

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of APEXcm Small/Mid Cap Growth Fund, a series of Ultimus Managers Trust (the “Trust’), an Ohio business trust (the “Shares”), at $10.00 per share for an aggregate purchase price of $100,000.  By signing below, payment in full is confirmed.

The undersigned acknowledges that these Shares have not been registered under the federal securities laws and that, therefore, the Trust is relying on certain exemptions from such registration requirements, including exemptions dependent on the intent of the undersigned in acquiring these Shares.  The undersigned also understands that any resale of these Shares, or any part thereof, may be subject to restrictions under federal securities laws.

The undersigned represents and agrees that (i) it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares and (ii) it is knowledgeable and experienced with respect to the financial, tax, and business ownership of these Shares and is capable of evaluating the risks and merits of purchasing these Shares and can bear the economic risk of an investment in these Shares for an indefinite period of time and can suffer the complete loss thereof.

Very truly yours,
Ultimus Fund Solutions, LLC

		By:	/s/ Robert G. Dorsey
Robert G. Dorsey
		Its:	Managing Director
Confirmed and Accepted:

Ultimus Managers Trust

By:	/s/ Robert G. Dorsey
Robert G. Dorsey
Its:	Trustee & President